PRESS RELEASE	MAY 1, 2023

Largo Announces the Appointment of Andrea Weinberg to its Board of Directors

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces today that Andrea Weinberg has been appointed as an independent director to the Company's Board of Directors ("Board").

J. Alberto Arias, Chairman of Largo's Board of Directors commented: "Andrea's extensive knowledge of the metals sector, global financial markets, and specifically Brazil, her native country where she resides, makes her an excellent addition to our Board of Directors. With Andrea, the Board has gained an invaluable member who will assist the Company in enhancing value for Largo shareholders." He continued: "In addition, Andrea most recently served on the board of Largo Physical Vanadium Corp. ("LPV") during its founding, providing her with a thorough understanding of both the vanadium market fundamentals and the innovative business model we developed between Largo, Largo Clean Energy and LPV. It is our view that LPV has the potential to substantially improve the competitiveness of the vanadium flow battery industry in the future and the prospects of vanadium demand in general."

Andrea Weinberg commented: "As the vanadium industry enters an exciting new phase of growth, largely driven by the world's decarbonization needs and clean energy transition, it is my pleasure to join Largo's Board of Directors and work closely with the management team and other Board members to execute on the Company's two-pillar business strategy. Largo has developed a compelling business proposition to help advance a low-carbon future and I am excited to be a part of it going forward."

Ms. Weinberg is a Director of Cosan, a Brazilian holding company of logistics, gas, fuels, lubricants and mining assets in Brazil. She has over 25 years of experience in the financial markets working at companies such as BTG Pactual, BlackRock for Latin American and Global Emerging Market funds, AllianceBernstein and Dynamo Administradora de Recursos covering commodities (metals & mining, pulp and paper and oil), amongst other things. Before joining the buyside industry, Ms. Weinberg worked as a sell side analyst at Merrill Lynch (2004-2007) and Goldman Sachs (1998-2004) covering the Metals & Mining sector. Ms. Weinberg holds a Bachelor of Science in Chemical Engineering from Universidade Federal do Rio de Janeiro and a Master's Degree in Financial Engineering & Operations Research from Columbia University.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing an ilmenite concentration plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com